VIA EDGAR AND UPS EXPRESS

April 7, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Humana Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-05975

Dear Mr. Rosenberg:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated March 24, 2011, with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

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Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Benefit Expense Recognition, page 64

Comment 1.

You attribute approximately $231.2 million of favorable reserve releases not in the ordinary course of business to improvements in the claim processing environment. Please provide us proposed disclosure to be included in future filings explaining how the improvements in the claims processing environment resulted in releasing the additional reserves including the events that occurred or additional information acquired since the last reporting date that led to the change in the completion and trend factors. Also, please provide proposed disclosure to be included in future filings addressing the specific reasons for the remaining $203 million in reserve redundancies.

Response 1.

We will make the following revisions to our disclosure in future Form 10-K filings, beginning with our December 31, 2011 Form 10-K. We believe this additional disclosure would address the matters raised by the Staff regarding our favorable reserve releases not in the ordinary course of business as well as the remaining reserve redundancies. We will revise the first paragraph on page 65 of our 2010 Form 10-K as follows in future Form 10-K filings:

Humana Inc. - Letter to the

Securities and Exchange Commission

April 7, 2011

“The completion factor method is used for the months of incurred claims prior to the most recent three months because the historical percentage of claims processed for those months is at a level sufficient to produce a consistently reliable result. Conversely, for the most recent three months of incurred claims, the volume of claims processed historically is not at a level sufficient to produce a reliable result, which therefore requires us to examine historical trend patterns as the primary method of evaluation. Changes in claim processes, including recoveries of overpayments, receipt cycle times, claim inventory levels, ~~recoveries of overpayments,~~ outsourcing, system conversions, and processing disruptions due to weather or other events affect views regarding the reasonable choice of completion factors. Claim payments to providers for services rendered are often net of overpayment recoveries for claims paid previously, as contractually allowed. Claim overpayment recoveries can result from many different factors, including retroactive enrollment activity, audits of provider billings and/or payment errors. Changes in patterns of claim overpayment recoveries can be unpredictable and result in completion factor volatility, as they often impact older dates of service. The receipt cycle time measures the average length of time between when a medical claim was initially incurred and when the claim form was received. Increased electronic claim submissions from providers have decreased the receipt cycle time over the last few years. For example, the average receipt cycle time has decreased from 15.0 days in 2008 to 13.8 days in 2010 which represents an 8.0% reduction in cycle time over the three year period. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claim may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required.”

Further, we will also revise the last paragraph on page 66 of our 2010 Form 10-K in future Form 10-K filings as follows:

“As previously discussed, our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for claims. Actuarial standards require the use of assumptions based on moderately adverse experience, which generally results in favorable reserve development, or reserves that are considered redundant. The amount of redundancy over the last three years primarily has been impacted by the growth in our Medicare business, coupled with the application of consistent reserving practices. When we recognize a release of the redundancy, we disclose the amount that is not in the ordinary course of business, if material. During 2010, we experienced prior year favorable reserve releases not in the ordinary course of business of approximately $231.2 million. This favorable reserve development primarily resulted from improvements in the claims processing environment and, to a lesser extent, better than originally estimated utilization as well as a shortening of the cycle time associated with provider claim submissions. The improvements in the claims processing environment benefited all lines of business, but were most prominent in our Medicare PFFS line of business. As a result of these improvements, we experienced a significant increase in claim overpayment recoveries during the first half of 2010 for claims with 2009 and 2008 dates of service, primarily as a result of increased audits of provider billings, as well as system enhancements that improved the claim recovery functionality on our Commercial claims processing platform. This increase resulted in our historical completion factors being understated for those periods, since they had been developed using our previous historical experience. ~~These improvements resulted in recoveries from the identification of~~

Humana Inc. - Letter to the

Securities and Exchange Commission

April 7, 2011

~~claims billed at higher cost codes than those documented in the medical records via audits, as well as an improved ability to collect overpayments due to the development of system enhancements to our Commercial claims processing platform.~~ The remaining $202.8 million of reserve redundancy primarily resulted from our consistent application of trend and completion factors estimated using an assumption of moderately adverse conditions as described above. We believe we have consistently applied our methodology in determining our best estimate for benefits payable.”

Financial Statements

Note 16. Commitments, Guarantees, and Contingencies

Legal Proceedings and Certain Regulatory Matters, page 112

Comment 2.

You do not disclose either the possible loss or range of losses or a statement that an estimate of the loss cannot be made. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. In instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be. Please provide proposed revisions to your disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q.

Response 2.

None of the individual matters specifically disclosed in our 2010 Form 10-K had met the criteria in ASC 450-20-25-2 and therefore did not require accrual.

While our existing concluding paragraph of our disclosure on page 114 was intended to acknowledge that these matters cannot be accurately predicted with respect to our ability to make an estimate, in future filings beginning with our March 31, 2011 Form 10-Q, we will revise our concluding paragraph of our disclosure as follows:

“The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including: (i) the damages sought in the

Humana Inc. - Letter to the

Securities and Exchange Commission

April 7, 2011

proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes. Nevertheless, it is reasonably possible that the outcome of these matters may have a material adverse effect on our results of operations, financial position, and cash flows and may affect our reputation. ~~Certain of these matters could also affect our reputation.~~”

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In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921, or James H. Bloem, our Senior Vice President and Chief Financial Officer, at (502) 580-1599.

Very truly yours,

/s/ STEVEN E. MCCULLEY

Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Tabatha Akins
Mary Mast